[Letterhead of Greenberg Traurig, LLP]

Joseph A. Herz
212-801-6926
herzj@gtlaw.com	May 12, 2006
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Elaine Wolff
Branch Chief

Re:	CNL Hotels & Resorts, Inc.
Preliminary Schedule 14A File No. 1-32254 filed on April 24, 2006
Dear Ms. Wolff:
     On behalf of CNL Hotels & Resorts, Inc., a corporation organized under the laws of Maryland (the “Company”), we are providing you with responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (i) by letter dated May 4, 2006 (the “Comment Letter”), with respect to the Preliminary Schedule 14A, File No. 1-32254, filed with the Commission on April 24, 2006 (the “Preliminary Schedule 14A”) and (ii) orally on May 10, 2006. For the Staff’s convenience, the Staff’s comments from the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the Company’s responses have been set forth below in italics.
General
1.	We note that you seek approval to purchase your advisor for $72 million plus repayment of a $7.875 million note. We further note from your preliminary proxy filed May 7, 2004 that you had earlier sought — and obtained — approval to purchase your advisor for $297 million plus repayment of a $10.98 million note. Both of these transactions received fairness opinions from Lehman Brothers. Please revise your disclosure to explain in detail the circumstances that lead to the significant change in value, including the impact, if any, of the recent settlement of class action claims against you.

The requested disclosure has been provided in response to the Staff’s comment on pages 12-13 and 36-37 of the Definitive Schedule 14A to be filed with the Commission.

2.	We note, from page 26, that you have agreed to pay your advisor $37 million in “full satisfaction” of deferred obligations in the amount of $82.7 million. Please explain briefly what this payment relates to and how it was calculated. Also, please explain

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
May 12, 2006

why your advisor is willing to settle for less than the full obligation, including the impact, if any, of the recent settlement of class action claims against you. Finally, please explain whether current obligations to your advisor would have been treated differently under the transaction proposed in 2004 and, if so, the reasons for those changes.

The requested disclosure has been provided in response to the Staff’s comment on pages 26-27, 94-95, 109-110, 148-149, and 155-156 of the Definitive Schedule 14A to be filed with the Commission.

In addition to the disclosures described above in response to the comments contained in the Comment Letter, the Definitive Schedule 14A will include modifications to the Preliminary Schedule 14A in the nature of typographical corrections and clarifying changes.
     Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification in respect of the responses contained in this letter, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very truly yours,
/s/ Joseph A. Herz
Joseph A. Herz

cc:	Mr. Geoffrey Ossias
Greerson G. McMullen, Esq.
Evan R. Farber, Esq.
Judith D. Fryer, Esq.